SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RAISES TRAFFIC FORECAST & UPDATES PROFIT GUIDANCE AT AGM DUE TO IMPROVING CUSTOMER EXPERIENCE

Ryanair, Europe's favourite airline, held its 2014 AGM at its new Dublin offices in Swords today (25 Sep), during which the airline briefed shareholders on the continuing success of its improving customer experience, and the strong early uptake of its new Business Plus service.

The continuing success of these 'Always Getting Better' initiatives has enabled Ryanair to raise its full year traffic forecast from 86m to 87m customers, and move its full year net profit towards the upper end of its (previously guided) €620m to €650m range.

Ryanair's Michael O'Leary said:

        "Our customers and our shareholders have responded favourably to our improving customer experience, our better digital platform and the positive initial uptake of our Business Plus service. We now expect slightly stronger traffic growth in the winter schedule, as we open new bases in primary airports at Cologne, Gdansk, Glasgow and Warsaw Modlin, as well as significantly increasing flight frequencies and schedules from Dublin to UK cities, and from Dublin to European capitals.

                                    While still too early to be confident about H2 fares and yields, the continuing strength of our forward bookings and the improving customer experience leads us to cautiously raise our full year traffic forecast to
                                    87m customers, and our full year profit guidance towards the upper end of our current €620m-€650m range.

                                    However, the full year profit outturn continues to be heavily dependent on H2 yields over which we have very little visibility at present. We will give an update on Q3 yield performance at our half year results announcement in early November."

ENDS

For further information
please contact:                                             Robin Kiely                                                         Joe Carmody
                                                                        Ryanair Ltd                                                         Edelman Ireland
                                                                        Tel: +353-1-9451212                                           Tel: +353-1-6789 333
                                                                        press@ryanair.com                                            ryanair@edelman.com

                                                                        Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 September, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary